SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                     GUARANTY NATIONAL CORPORATION
                           (Name of Issuer)


                Common Stock, par value $1.00 per share
                     (Title of class of securities)


                             401192 10 9
                             -----------
                           (CUSIP Number)

















Check the following box if a fee is being paid with this statement:



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






                  (Continued on following pages)

                          Page 1 of 7 pages

CUSIP No.401192109
---------------------------------------------------------------------------
Names of
Reporting Persons                         (a) Orion Capital Corporation
S.S. or IRS Identification                    IRS No. 95-6069054
Nos. of Above Persons                     (b) The Connecticut Indemnity
                                              Company
                                              IRS No. 06-0303520
                                          (c) Connecticut Specialty
                                              Insurance Group, Inc.
                                              IRS No. 06-1287147
                                          (d) Design Professionals
                                              Insurance Company
                                              IRS No. 94-2319176
                                          (e) EBI Indemnity Company
                                              IRS No. 06-1008792
                                          (f) Employee Benefits
                                              Insurance Company
                                              IRS No. 95-1613489
                                          (g) The Fire and Casualty
                                              Insurance Company
                                              of Connecticut
                                              IRS No. 06-0640218
                                          (h) Security Insurance
                                              Company of Hartford
                                              IRS No. 06-0529570

---------------------------------------------------------------------------
2) Check the Appropriate Box                 (a)
   if a Member of a Group                    (b)  X
   (See Instructions)                        (c)  X
                                             (d)  X
                                             (e)  X
                                             (f)  X
                                             (g)  X
                                             (h)  X
---------------------------------------------------------------------------
3) SEC Use Only
---------------------------------------------------------------------------
4) Citizenship or Place of                   (a) Delaware
   Organization                              (b) Connecticut
                                             (c) Connecticut
                                             (d) Connecticut
                                             (e) Connecticut
                                             (f) Connecticut
                                             (g) Connecticut
                                             (h) Connecticut

---------------------------------------------------------------------------
                        (5) Sole Voting
Number                      Power                12,129,942
of Shares
Beneficially            (6) Shared Voting
Owned by                    Power
Each Reporting
Person With             (7) Sole Dispositive     12,129,942
                            Power

                        (8) Shared Dispositive
                            Power

9)  Aggregate Amount Beneficially
    Owned by Each Reporting Person        12,129,942

--------------------------------------------------------------------------
10) Check if the Aggregate Amount
    in Row (9) Excludes Certain
    Shares (See Instructions)
--------------------------------------------------------------------------
11) Percent of Class Represented
    by Amount in Row (9)                  81.0%
---------------------------------------------------------------------------

l2) Type of Reporting Person              (a) CO, HC
    (See Instructions)                    (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC
                                          (h) CO, IC

Item 1(a)  Name of Issuer:
           ---------------

           Guaranty National Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

           9800 South Meridian Boulevard
           Englewood, Colorado  80112

Item 2(a)  Names of Persons Filing:
           ------------------------

           Orion Capital Corporation ("Orion Capital") and seven of its subsidiaries:
         . The Connecticut Indemnity Company
         . Connecticut Specialty Insurance Group, Inc.
         . Design Professionals Insurance Company
         . EBI Indemnity Company
         . Employee Benefits Insurance Company
         . The Fire and Casualty Insurance Company of Connecticut
         . Security Insurance Company of Hartford


           (The seven subsidiaries listed above are sometimes referrred to herein as the "Subsidiaries.")


Item 2(b)  Address of Principal Business Office:
           --------------------------------------

           Orion Capital's principal business office is located at:

           600 Fifth Avenue, 24th Floor
           New York, New York  10020

           The principal business office of each of the Subsidiaries is located at:

           9 Farm Springs Drive
           Farmington, Connecticut  06032

Item 2(c)  Citizenship:
           ------------

           Guaranty National Corporation was incorporated in the State of Colorado.

Item 2(d)  Title of Class of Securities:
           ------------------------------

           Common Stock, par value $1.00 per share

Item 2(e)  CUSIP Number:
           ------------
           401192 10 9

Item 3.    Not applicable

Item 4.    Ownership.
           ----------

           (a) Amount beneficially owned:

               12,129,942 shares as of December 31, 1996

           (b) Percent of class:

               81.0%

           (c) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: 12,129,942

          (ii) Shared power to vote or to direct the vote: Not appli-cable

         (iii) Sole power to dispose or to direct the disposition of:
               12,129,942

          (iv) Shared power to dispose or to direct the disposition of: Not applicable

Item 5.    Ownership of Five Percent or Less of a Class.
           ---------------------------------------------

           Not applicable

Item 6.    Ownership of More than Five Percent on
           Behalf of Another Person.
           ---------------------------------------

           Not applicable

Item 7.    Identification and Classification of the
           Subsidiary Which Acquired the Security Being
           Reported on By the Parent Holding Company.
           --------------------------------------------

     The Common Stock of Guaranty National Corporation being reported on by Orion Capital is held by the seven Subsidiaries listed below, each of which is classified as an insurance company; such Common Stock is held in the amounts set forth opposite the respective names of the Subsidiaries, as follows:

       Subsidiary                                  Number of Shares
      ------------                                 -----------------

THE CONNECTICUT INDEMNITY COMPANY                    1,381,168

CONNECTICUT SPECIALTY INSURANCE                        215,154
 GROUP, INC.

       Subsidiary                                  Number of Shares
      ------------                                 -----------------

DESIGN PROFESSIONALS INSURANCE COMPANY                 317,115

EBI INDEMNITY COMPANY                                  630,379

EMPLOYEE BENEFITS INSURANCE COMPANY                    618,612

THE FIRE AND CASUALTY INSURANCE                        637,998
 COMPANY OF CONNECTICUT

SECURITY INSURANCE COMPANY OF HARTFORD               7,116,802
                                                    -------------
                                              Total 12,129,942




Item 8.    Identification and Classification
           of Members of the Group.
           ----------------------------------

           See response to Item 7 above.


Item 9.    Notice of Dissolution of Group.
           -------------------------------

           Not applicable


Item 10.   Certification.
           --------------

           Not applicable

                                    Signatures
                                    -----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 ORION CAPITAL CORPORATION


                                  /s/ Michael P. Maloney
                                  -------------------------------
                                      Michael P. Maloney
                                      Senior Vice President,
                                      General Counsel and Secretary




                                 THE CONNECTICUT INDEMNITY COMPANY

                                 CONNECTICUT SPECIALTY INSURANCE GROUP, INC.

                                 DESIGN PROFESSIONALS INSURANCE COMPANY

                                 EBI INDEMNITY COMPANY

                                 EMPLOYEE BENEFITS INSURANCE COMPANY

                                 THE FIRE AND CASUALTY INSURANCE
                                 COMPANY OF CONNECTICUT

                                 SECURITY INSURANCE COMPANY OF HARTFORD


                                   /s/ Michael P. Maloney
                                   --------------------------
                                       Michael P. Maloney
                                       Senior Vice President




Date:   March 18, 1997














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